06050807

SECUR... ...MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49626

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/05** (MM/DD/YY) AND ENDING **12/31/05** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Citco Mutual Fund Distributors, Inc**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

83 General Warren Boulevard, Suite 200
(No. and street)

Malvern	**PA**	**19355**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Giorgio **610-232-1712**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
SEP 21 2006
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1700 Market Street	**Philadelphia**	**PA**	**19103**
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 9/21

Oath or affirmation

I, Paul Giorgio , swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to Citco Mutual Fund Distributors, Inc. , for the year ended December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature
Chief Financial Officer
title

Subscribed and sworn
To before me
This 24 day of Feb 2006

Notary public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
LAURA L. DeSTEFANO, Notary Public
Charlestown Twp., Chester County
My Commission Expires December 19, 2009

This report ** contains (check all applicable boxes):

- ☒ Independent Auditors' Report.
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Operations).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Subordinated Liabilities or Claims of General Creditors (not applicable).
  Notes to Financial Statements.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (not applicable).
- ☒ (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited [Consolidated] Statements of Financial Condition with respect to methods of consolidation ([included in the notes to the financial statements] / [not applicable]).
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (not required).
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CITCO MUTUAL FUND DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Citco Mutual Fund Services, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$ 166,411
Accounts receivable	514,547
Prepaid expenses	18,912
TOTAL ASSETS	$ 699,870

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accounts payable	34,489
Distribution fees payable	508,986
Accrued expenses	5,904
Total liabilities	549,379
SHAREHOLDER'S EQUITY	
Capital stock (1,000 shares authorized, 100 shares outstanding; no par value)	-
Contributed capital	115,000
Retained earnings	35,491
Total shareholder's equity	150,491
TOTAL SHAREHOLDER'S EQUITY AND LIABILITIES	$ 699,870

See notes to financial statements.